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Derek Dostal
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4322 tel derek.dostal@davispolk.com

January 22, 2021

Re:	Constellation Acquisition Corp I

Registration Statement on Form S-1

Submitted January 8, 2021
CIK No. 0001834032

Mr. Mark Wojciechowski
Mr. John Cannarella
Mr. Kevin Dougherty
Ms. Laura Nicholson

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4628

Ladies and Gentlemen:

On behalf of our client, Constellation Acquisition Corp I, a Cayman exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated January 22, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing publicly the Registration Statement together with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Principal Shareholders, page 116

1. Please revise your disclosure to identify the persons who have sole or shared voting or investment power for the securities beneficially owned by Kleinfeld Constellation Investment, LLC, MC. Squared Holding AG and W Beteiligungen GmbH. For guidance, please refer to Item 403 of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 116.

*****

Mr. Dougherty Ms. Nguyen U.S. Securities and Exchange Commission	2	January 22, 2021

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com. Thank you for your time and attention.

Sincerely,

/s/ Derek Dostal

Derek Dostal, Esq.

cc:	Klaus Kleinfeld, Chief Executive Officer

Thomas Stapp, Chief Financial Officer

Constellation Acquisition Corp I